Exhibit 99.2

FORM 62-103F1

EARLY WARNING REPORT

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares (the "Roxgold Shares") of Roxgold Inc. ("Roxgold"), the predecessor to Roxgold (Amalco) (as defined herein).

The head office of Roxgold is located at:

500-360 Bay Street
Toronto, Ontario M5H 2V6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. The transaction was effected through a statutory plan of arrangement (the "Arrangement") involving the acquisition of all the issued and outstanding Roxgold Shares. The Roxgold Shares were listed on the Toronto Stock Exchange ("TSX") at the time of the acquisition. See Items 2.2 and 3.1.

2.	Identity of the Acquiror

2.1	State the name and address of the acquiror.

Fortuna Silver Mines Inc. ("Fortuna")

200 Burrard Street, Suite 650
Vancouver, British Columbia V6C 3L6

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The requirement to file this report was triggered on July 2, 2021, upon completion of the Arrangement under section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"), pursuant to which Fortuna acquired all of the issued and outstanding Roxgold Shares on the basis of 0.283 of a common share of Fortuna ("Fortuna Shares") and C$0.001 in cash for each Roxgold Share outstanding.

Pursuant to the Arrangement, 1312524 B.C. Ltd., a wholly-owned subsidiary of Fortuna ("Fortuna SubCo"), amalgamated with Roxgold and continued under the name "Roxgold Inc." ("Roxgold (Amalco)"). Through the amalgamation, each common share of Fortuna SubCo ("Fortuna SubCo Share") held immediately prior to the amalgamation was exchanged for one common share of Amalco and each Roxgold Share and Fortuna SubCo Share was cancelled. As a result of the Arrangement and subsequent amalgamation, Roxgold (Amalco) is a wholly-owned subsidiary of Fortuna. The Arrangement was completed pursuant to the terms of arrangement agreement dated effective April 26, 2021 (the "Arrangement Agreement") between Fortuna and Roxgold.

Additional information in respect of the Arrangement is contained in the management information circular of Fortuna dated May 26, 2021 and the management information circular of Roxgold dated May 26, 2021, copies of which have been filed under Fortuna's and Roxgold's respective SEDAR profiles at www.sedar.com.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror's securityholding percentage in the class of securities.

Pursuant to the Arrangement, Fortuna acquired 374,933,842 Roxgold Shares, representing all (100%) of the issued and outstanding shares of Roxgold. Immediately prior to the Arrangement, Fortuna did not hold any Roxgold Shares.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Items 2.2 and 3.1.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1.

3.5	State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2.

Pursuant to the Arrangement, Fortuna issued an aggregate of 106,106,224 Fortuna Shares and paid an aggregate amount of C$374,933.84 in cash, to holders of the Roxgold Shares. The closing price of the Fortuna Shares on the TSX as at June 30, 2021, being the last trading day prior to the date of the Arrangement, was C$6.91 per Fortuna Share, representing an implied share consideration of approximately C$1.96 per Roxgold Share and an implied aggregate consideration of approximately C$733.57 million.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer.

Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer's business or corporate structure;

(g)	a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The purpose of the Arrangement was for Fortuna to acquire all of the issued and outstanding Roxgold Shares, such that Roxgold became a wholly-owned subsidiary of Fortuna. Pursuant to the Arrangement, all of the directors of Roxgold resigned and a new board of directors was appointed. It is anticipated that the Roxgold Shares will be delisted from the TSX and OTCQX within two to three business days of the date of this report. In addition, Roxgold has submitted an application to cease to be a reporting issuer in all provinces and territories of Canada, other than Quebec.

Except as described above, Fortuna does not have any present plans or intentions that relate to or would result in any of the actions described in subparagraphs (a) through (k) of Item 5 hereof.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

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Item 9 – Certification

Certificate

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 2nd day of July, 2021.

FORTUNA SILVER MINES INC.

By:	(signed) “Sally Whittall”
Name:	Sally Whittall
Title:	Corporate Secretary